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                                                                Exhibit 99(d)

                           Mississippi Power and Light Company
                  Computation of Ratios of Earnings to Fixed Charges and
          Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                           Twelve Months Ended
                                                                               December 31,                   June 30,
                                                              1990      1991      1992      1993      1994      1995
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Fixed charges, as defined:
  Interest on long-term debt                                 $63,975   $63,628   $60,709   $52,099   $46,081   $45,034
  Interest on notes payable                                    1,512       953        36         7     1,348       797
  Other interest charges                                       1,494     1,444     1,636     1,795     3,581     5,037
  Amortization of expense and premium on debt-net(cr)          1,737     1,617     1,685     1,458     1,754     1,633
  Interest applicable to rentals                                 596       574       521     1,264     1,716     2,270
                                                             ---------------------------------------------------------

Total fixed charges, as defined                               69,314    68,216    64,587    56,623    54,480    54,771

Preferred dividends, as defined (a)                           17,584    14,962    12,823    12,990     9,447     8,638
                                                             ---------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $86,898   $83,178   $77,410   $69,613   $63,927   $63,409
                                                             =========================================================

Earnings as defined:

  Net Income                                                 $60,830   $63,088   $65,036  $101,743   $48,779   $51,229
  Add:
    Provision for income taxes:
      Federal and State                                        4,027    (1,001)    4,463    54,418    46,884    49,264
    Deferred Federal and State - net                          35,721    32,491    20,430       539   (26,763)  (26,792)
    Investment tax credit adjustment - net                    (1,835)   (1,634)   (1,746)    1,036    (7,645)   (7,525)
    Fixed charges as above                                    69,314    68,216    64,587    56,623    54,480    54,771
                                                            ----------------------------------------------------------

Total earnings, as defined                                  $168,057  $161,160  $152,770  $214,359  $115,735  $120,947
                                                            ==========================================================

Ratio of earnings to fixed charges, as defined                  2.42      2.36      2.37      3.79      2.12      2.21
                                                            ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.93      1.94      1.97      3.08      1.81      1.91
                                                            ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.
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